Filed Pursuant to Rule 424(b)(2)

File No. 333-85646

The information in this pricing supplement is not complete and may be changed.

Subject to completion.

Preliminary Pricing Supplement dated March 11, 2005

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$

BARCLAYS BANK PLC

Medium-Term Notes, Series A

95% Principal Protected Notes due July 9, 2007

Linked to the Performance of a Basket of Asian Currencies

Issuer:	Barclays Bank PLC
Issue Date:	April 7, 2005
Maturity Date:	July 9, 2007
Coupon:	We will not pay you interest during the term of the Notes.
Basket:

A basket consisting of weighted allocations of the following Asian currencies (each a “Basket Currency”, and together, the “Basket Currencies”) in accordance with the following ratios: the Chinese Renminbi (15%); the Indian Rupee (15%); the Australian Dollar (15%); the Korean Won (15%); the Singapore Dollar (15%); the Thai Baht (15%); and the Japanese Yen (10%).

Participation Rate:	90% to 110%
Payment at Maturity:

If the basket performance is positive or zero, you will receive, at maturity, a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. If the basket performance is less than zero but greater than -5%, you will receive a cash payment per $1,000 principal amount of your Notes between $950 and $1,000 calculated as follows: $1,000 times the basket performance plus $1,000. If the basket performance is equal to or less than -5%, you will receive a cash payment per $1,000 principal amount of your Notes of $950.

Basket Return:	The basket return equals the basket performance times the participation rate times $1,000. If the basket performance is zero, the basket return will equal zero.
Basket Performance:

T

The basket performance equals the percentage change in the value of the basket relative to the U.S. Dollar (which may be positive or negative) between March 31, 2005 (the “initial valuation relative to the U.S. Dollar date”) and July 2, 2007 (the ”final valuation date”), which will be calculated as follows:

Final Basket Value – Initial Basket Value

Initial Basket Value

The “initial basket value” is the value of the basket on the initial valuation date. The “final basket value” is the value of the basket on the final valuation date. For specific information about how the initial basket value and final basket value are calculated, see “The Basket – Calculating the Value of the Basket” in this pricing supplement.

You may lose some or all of your principal if you invest in the Notes.

See “Risk Factors” beginning on page PS-7 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public		Agent’s Commission		Proceeds to Barclays Bank PLC
Per Note		100%		%		%
Total	$		$		$

Barclays Capital

Pricing Supplement dated                     , 2005

PRICING SUPPLEMENT

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-9
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

P RICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering 95% principal protection and 90-110% participation in any appreciation in the value of a basket of Asian currencies (the “Basket Currencies”) relative to the U.S. Dollar during the term of the Notes.

If the basket performance is positive or zero, you will receive, at maturity, a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. If the basket performance is less than zero but greater than -5%, you will receive a cash payment per $1,000 principal amount of your Notes between $950 and $1,000, calculated as follows: $1,000 times the basket performance plus $1,000. If the basket performance is equal to or less than -5%, you will receive a cash payment per $1,000 principal amount of your Notes of $950.

The “basket return” equals the basket performance times the participation rate times $1,000. If the basket performance is zero, the basket return will equal zero. The basket performance equals the percentage change in the value of the basket (which may be positive or negative) between March 31, 2005 (the “initial valuation date”) and July 2, 2007 (the “final valuation period”), which will be calculated as follows:

Final Basket Value – Initial Basket Value

Initial Basket Value

The “initial basket value” is the value of the basket on the initial valuation date. The “final basket value” is the value of the basket on the final valuation date. For specific information about how the initial basket value and final basket value are calculated, see “The Basket – Calculating the Value of the Basket” in this Pricing Supplement.

You will receive at least $950 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no basket return payable at maturity if the basket performance is zero of negative.

What Are Some of the Risks of the Notes?

•	Market Risk – The extent to which the return on the Notes is positive is linked to the performance of the basket, which will depend on the aggregate performance of the Basket Currencies. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency relative to the U.S. Dollar is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each Basket Currency and the United States, including economic and political developments in other countries.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of $950 per $1,000 principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in the value of currencies in general and the value of the Basket Currencies in particular.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Basket Currencies.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of currencies in general and the value of the Basket Currencies in particular.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on a $1,000 investment in the Notes.

Step 1: Calculate the final basket level

For specific information about how the initial basket value and final basket value are calculated, see “The Basket—Calculating the Value of the Basket” in this pricing supplement. The initial basket value will be set to 100 on the initial valuation date. The final basket level, which may be less than or greater than 100, will reflect the appreciation or depreciation in the value of the basket relative to the U.S. Dollar during the term of the Notes.

Step 2: Calculate the basket performance.

The basket performance equals the percentage change in the value of the basket (which may be positive or negative) between the initial valuation date and the final valuation date, which will be calculated as follows:

Final Basket Value – Initial Basket Value

Initial Basket Value

Step 3: If the basket performance is positive, calculate the basket return.

Basket Return = Basket Performance x Participation Rate x $1,000

If the basket performance is zero, the basket return will be zero.

Step 4: Calculate the payment at maturity.

If the basket performance is positive or zero, you will receive, at maturity, a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. If the basket performance is less than zero but greater than -5%, you will receive a cash payment per $1,000 principal amount of your Notes between $950 and $1,000, calculated as follows: $1,000 times the basket performance plus $1,000. If the basket performance is equal to or less than -5%, you will receive a cash payment per $1,000 principal amount of your Notes of $950.

You will not receive less than $950 per $1,000 principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Basket:	A basket of Asian currencies consisting of the Chinese Renminbi, the Indian Rupee, the Australian Dollar, the Korean Won, the Singapore Dollar, the Thai Baht and the Japanese Yen.
Initial Investment:	$1,000
Participation Rate:	100%
Payment at Maturity:	If the basket performance is positive or zero, you will receive, at maturity, a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. If the basket performance is less than zero but greater than -5%, you will receive a cash payment per $1,000 principal amount of your Notes between $950 and $1,000, calculated as follows: $1,000 times the basket performance plus $1,000. If the basket performance is equal to or less than -5%, you will receive a cash payment per $1,000 principal amount of your Notes of $950.

Example 1

In this example, the initial basket value is 100 and the final basket value is 115.

Step 1: Calculate the basket performance

Basket Performance =	Final Basket Value – Initial Basket Value Initial Basket Value

Basket Performance = (115 – 100) ÷ 100

Basket Performance = 15%

Step 2: Calculate the basket return

Basket Return = Basket Performance x Participation Rate x $1,000

Basket Return = 15% x 100% x $1,000

Basket Return = $150

Step 3: Calculate the payment at maturity

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $150

Payment at Maturity = $1,150

15.00% Return on Investment

Example 2

In this example, the initial basket value is 100 and the final basket value is 98.

Step 1: Calculate the basket performance

Basket Performance =	Final Basket Value –Initial Basket Value Initial Basket Value

Basket Performance = (98 – 100) ÷ 100

Basket Performance = –2%

Step 2: Calculate the payment at maturity

Payment at Maturity = $1,000 x Basket Performance + $1,000

Payment at Maturity = ($1,000)(–2%) + $1,000

Payment at Maturity = $980

–2.00% Return on Investment

Example 3

In this example, the initial basket value is 100 and the final basket value is 80.

Step 1: Calculate the basket performance

Basket Performance =	Final Basket Value –Initial Basket Value Initial Basket Value

Basket Performance = (80 – 100) ÷ 100

Basket Performance = –20%

Step 2: Calculate the payment at maturity

Payment at Maturity = $950

–5.00% Return on Investment

Return Profile at Maturity

The table set forth below shows the hypothetical return on a $1,000 investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to -100% and a participation rate of 100%.

% Basket Performance	Basket Return	Payment at Maturity	% Return on Notes
100.00%	$1,000.00	$2,000.00	100.00%
90.00%	$900.00	$1,900.00	90.00%
80.00%	$800.00	$1,800.00	80.00%
70.00%	$700.00	$1,700.00	70.00%
60.00%	$600.00	$1,600.00	60.00%
50.00%	$500.00	$1,500.00	50.00%
40.00%	$400.00	$1,400.00	40.00%
30.00%	$300.00	$1,300.00	30.00%
20.00%	$200.00	$1,200.00	20.00%
10.00%	$100.00	$1,100.00	10.00%
0.00%	$0.00	$1,000.00	0.00%
-10.00%	$0.00	$950.00	-5.00%
-20.00%	$0.00	$950.00	-5.00%
-30.00%	$0.00	$950.00	-5.00%
-40.00%	$0.00	$950.00	-5.00%
-50.00%	$0.00	$950.00	-5.00%
-60.00%	$0.00	$950.00	-5.00%
-70.00%	$0.00	$950.00	-5.00%
-80.00%	$0.00	$950.00	-5.00%
-90.00%	$0.00	$950.00	-5.00%
-100.00%	$0.00	$950.00	-5.00%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of a basket of Asian currencies (the “Basket Currencies”). Investing in the Notes is not equivalent to investing directly in the Basket Currencies themselves.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of 95% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Value of Any Basket Currency, If Such Appreciation is Not Reflected in the Value of the Basket Currency During the Final Valuation Period.

If the basket performance is 0% on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. If the basket performance is negative on the final valuation date, you will lose up to 5% of the principal amount of your investment. This will be true even though the value of the basket as of some date or dates prior to the final valuation period may have been greater than the initial basket value, because the payment at maturity will be calculated only on the basis of the average value of the basket during the final valuation period. You should therefore be prepared to lose up to 5% of the principal amount of your Notes during the term of the Notes.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Fluctuations in Currency Prices

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the trading value of the Basket Currencies relative to the U.S. Dollar will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, political or financial events that affect the value of the Basket Currencies relative to the U.S. Dollar; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

The Value of the Basket is Related to Changes in the Value of the Basket Currencies Relative to the U.S. Dollar

The value of any currency, including the Basket Currencies and the U.S. Dollar, may be affected by complex political and economic factors. The value of each Basket Currency relative to the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the relative value of the currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Currency and in the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the Basket Currencies, are permitted to fluctuate in value relative to the U.S. Dollar. However, governments do not always allow their currencies to float freely in response to economic forces. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Basket Currencies, the U.S. Dollar or any other currency.

Even Though Currency Trades Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. As a consequence, the hours of trading for the Notes will not conform to the hours during which the Basket Currencies and the U.S. Dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the value of the Notes. The possibility of such movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final basket value. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Changes in Interest Rate Levels Are Expected to Affect the Trading Value of the Notes

Changes in interest rate levels are expected to affect the trading value of the Notes. In general, the trading value of the Notes is expected to increase if U.S. interest rates increase and, to decrease if U.S. interest rates decrease. If interest rates increase or decrease in markets based on any of the Basket Currencies, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Currencies or the United States and, in turn, the value of the Basket Currencies or the U.S. dollar and therefore the value of the Basket.

Changes in the Volatility of the Basket Currencies are Likely to Affect the Trading Value of the Notes

The volatility of the Basket Currencies refers to size and frequency of changes in the value of the Basket Currencies relative to the U.S. Dollar. In general, if the volatility of the Basket Currencies increases, it is expected that the trading value of the Notes will also increase. If the volatility of the Basket Currencies decreases, it is expected that the trading value of the Notes will also decrease.

You Will Not Receive Interest Payments on the Notes

As an owner of the Notes, you will not receive any periodic interest payments on the Notes.

There May Not Be an Active Trading Market in the Notes; Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in the Foreign Exchange or Currency Derivatives Market May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, Barclays Bank PLC or one or more affiliates may hedge its foreign currency exposure, including its foreign currency exposure under the Notes, by entering into foreign exchange and currency derivative transactions. Although they are not expected to, any of these trading or hedging activities may adversely affect the trading value of the Basket Currencies relative to the U.S. dollar and, therefore, the value of the basket and the market value of the Notes. It is possible that Barclays Bank PLC or one or more of its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

Barclays Bank PLC and one or more of its affiliates may also participate in the interbank foreign exchange and currency derivative markets on a regular basis as part of its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the trading value of the Basket Currencies relative to the U.S. Dollar and, therefore, the value of the basket and the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket Currencies or other currencies. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Basket Currencies or other currencies which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts and, in facilitating transactions for our customers and in accounts under our management. These trading activities, if they influence the trading value of the Basket Currencies relative to the U.S. Dollar, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Basket Currencies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Basket Currencies and, therefore, the market value of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, if any of the Reuters page specified under “The Basket – Exchange Rates”, or the successor page thereto, is not available on a final valuation date, the calculation agent will be required to determine the applicable Exchange Rate for such date in a commercially reasonable manner. Since this determination by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make such a determination.

THE BASKET

General

The basket is comprised of seven Asian currencies: the Chinese Renminbi; the Indian Rupee; the Australian Dollar; the Korean Won; the Singapore Dollar; the Thai Baht; and the Japanese Yen. Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Currencies or the basket.

The inclusion or exclusion of a currency in the basket is not a recommendation to acquire or divest any interest in such currency, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of the basket or any Basket Currency. Any prospective investor in the Notes should understand the foreign exchange market and currency derivative market and should undertake an independent investigation of the Basket Currencies such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time engage in trading activities related to the Basket Currencies (e.g. participating in the interbank foreign exchange market and currency derivative markets) which are not for the account of holders of the Notes or on their behalf or may render investment advice to a third party with respect to one or more currency investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such currency investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such currency investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

Calculating the Value of the Basket

The basket is designed to allow investors to participate in the appreciation of seven Asian currencies relative to the U.S. dollar over the term of the Notes. The basket consists of weighted allocations of the following currencies in accordance with the following ratios: the Chinese Renminbi (15%); the Indian Rupee (15%); the Australian Dollar (15%); the Korean Won (15%);

the Singapore Dollar (15%); the Thai Baht (15%); and the Japanese Yen (10%). Any aggregate appreciation in the Basket Currencies relative to the U.S. Dollar will result in an increase in the value of the basket. Conversely, any depreciation in the Basket Currencies relative to the U.S. Dollar will result in a decrease in the value of the basket.

Calculating the Initial Basket Value

The Initial Basket Value will be set at 100 on the initial valuation date, calculated in accordance with the following process.

A fixed factor for each Basket Currency (the “Multiplier”) will be determined by dividing the weighting of each Basket Currency by the Exchange Rate (as defined under “—Exchange Rates”) for each such currency on the initial valuation date. For example, if the Exchange Rate for the Korean Won on the initial valuation date is 1004.7, the Multiplier for the Korean Won will be 0.0149. To compute the value of the basket on the initial valuation date, the Multiplier for each Basket Currency will be multiplied by the corresponding Exchange Rate and the resulting products (the “Basket Points”) added together.

The table below sets forth the hypothetical Multipliers and initial Basket Points that would have resulted from the Exchange Rates for each Basket Currency as at March 7, 2005:

Currency	Weighting	Exchange Rate	Multiplier	Basket Points
Chinese Renminbi	15	0.120824	124.15	15
Indian Rupee	15	0.022870	655.88	15
Australian Dollar	15	0.792300	18.93	15
Korean Won	15	0.000995	15075.38	15
Singapore Dollar	15	0.615006	24.39	15
Thai Baht	15	0.026076	575.24	15
Japanese Yen	10	0.009507	1051.86	10
Value of Basket				100

Calculating the Final Basket Value

The Multiplier for each Basket Currency (as defined above) will remain fixed during the term of the Notes and can be used to calculate the value of the basket on any day, including the final valuation date. To compute the value of the basket, on the final valuation date the Multiplier of each Basket Currency will be multiplied by the corresponding Exchange Rate for that date and the resulting Basket Points added together. The resulting sum will reflect the aggregate appreciation or depreciation of the Basket Currencies relative to the U.S. dollar between the initial valuation date and the final valuation date.

The table below sets forth the the final index value, measured against the hypothetical initial basket value set at 100 on March 7, 2005 that will result if the Exchange Rates on the final valuation date are as set forth therein:

Currency	Weighting	Exchange Rate	Multiplier	Basket Points
Chinese Renminbi	15	0.131000	124.15	16.26
Indian Rupee	15	0.021000	655.88	13.77
Australian Dollar	15	0.854000	18.93	16.16
Korean Won	15	0.000998	15075.38	15.05
Singapore Dollar	15	0.725000	24.39	17.68
Thai Baht	15	0.025000	575.24	14.38
Japanese Yen	10	0.009800	1051.86	10.31

Value of Basket				103.61

Exchange Rates

The “Exchange Rate” for each Basket currency, for purposes of determining the value of the basket on any given day, including the initial valuation date, will be determined as described below:

•	Chinese Renminbi – One divided by the U.S. dollar / Chinese Renminbi exchange rate appearing on the Reuters page SAEC, or any successor page thereto, as at 5:00 p.m. (Singapore time).
•	Indian Rupee – One divided by the U.S. dollar / Indian Rupee exchange rate appearing on Reuters page RBIB, or any successor page thereto, as at 3:30 p.m. (Singapore time).
•	Australian Dollars – AUDUSD, where AUDUSD is the rate appearing on Reuters page HSRA, or any successor page thereto, as at 8:00 p.m. (Singapore time).
•	Korean Won – One divided by the U.S. dollar / Korean Won spot exchange rate appearing on Reuters page KFTC01, or any successor page thereto, published across the word “MATCHED” as at 3:00 p.m. (Singapore time).
•	Singapore Dollars – One divided by the U.S. dollar / Singapore Dollar exchange rate appearing on Reuters page ASFI, or any successor page thereto, as at 11:00 a.m. (Singapore time).
•	Thai Baht – One divided by the U.S. dollar / Thai Baht spot exchange rate appearing under the column THB and across the row SPOT on Reuters page ABSIRFIX01, or any successor page thereto, as at 11:30 a.m. (Singapore time).
•	Japanese Yen – One divided by the U.S. dollar / Japanese Yen spot exchange rate appearing under the column DLR/YEN on Reuters page TKYFX, or any successor page thereto, as at 3:00 p.m. (Tokyo time).

If any of the Reuters pages described above, or the successor page thereto, is not available on the final valuation date, the calculation agent shall determine the applicable Exchange Rate for such date in a commercially reasonable manner.

Exchange Rates on Initial Valuation Date

Chinese Renminbi	Indian Rupee	Australian Dollars	Korean Won	Singapore Dollars	Thai Baht	Japanese Yen

Historical Information

Exchange Rates

The following table sets forth for the dates indicated in 2001, 2002, 2003, 2004 and 2005 the Exchange Rates for each Basket Currency. The historical prices of the Basket Currencies should not be taken as an indication of the future Exchange Rates for the Basket Currencies.

	Chinese Renminbi	Indian Rupee	Australian Dollar	Korean Won	Singapore Dollar	Thai Baht	Japanese Yen
31-Jan-01	0.120801	0.021552	0.550500	0.000795	0.573592	0.023529	0.008579
28-Feb-01	0.120798	0.021482	0.526300	0.000797	0.573263	0.023196	0.008520
30-Mar-01	0.120807	0.021452	0.485500	0.000751	0.554201	0.022207	0.007916
30-Apr-01	0.120811	0.021354	0.512400	0.000760	0.549028	0.021925	0.008098
31-May-01	0.120817	0.021277	0.506500	0.000781	0.552486	0.022026	0.008388
29-Jun-01	0.120821	0.021259	0.511800	0.000769	0.548667	0.022085	0.008022
31-Jul-01	0.120817	0.021216	0.509900	0.000770	0.554631	0.021882	0.008000
31-Aug-01	0.120818	0.021216	0.529600	0.000782	0.574647	0.022701	0.008418
28-Sep-01	0.120820	0.020894	0.491300	0.000767	0.566508	0.022467	0.008364
31-Oct-01	0.120820	0.020831	0.503100	0.000775	0.548396	0.022386	0.008169
30-Nov-01	0.120811	0.020866	0.521800	0.000786	0.546030	0.022763	0.008098
31-Dec-01	0.120824	0.020728	0.509500	0.000761	0.541859	0.022619	0.007595
31-Jan-02	0.120823	0.020610	0.507700	0.000762	0.544158	0.022696	0.007425
28-Feb-02	0.120824	0.020517	0.518100	0.000759	0.546030	0.022899	0.007499
29-Mar-02	0.120811	0.020486	0.532800	0.000754	0.542535	0.022989	0.007534
30-Apr-02	0.120812	0.020429	0.538300	0.000773	0.550721	0.023127	0.007780
31-May-02	0.120824	0.020389	0.567300	0.000819	0.559315	0.023618	0.008050
28-Jun-02	0.120815	0.020456	0.563400	0.000832	0.565867	0.024091	0.008370
31-Jul-02	0.120823	0.020547	0.542600	0.000842	0.567054	0.023787	0.008344
30-Aug-02	0.120820	0.020614	0.550500	0.000832	0.571494	0.023702	0.008442
30-Sep-02	0.120814	0.020672	0.542600	0.000818	0.562019	0.023116	0.008210
31-Oct-02	0.120814	0.020678	0.554700	0.000820	0.565611	0.023089	0.008165
29-Nov-02	0.120814	0.020695	0.560900	0.000827	0.566412	0.022989	0.008161
31-Dec-02	0.120817	0.020844	0.561600	0.000843	0.576535	0.023196	0.008418
31-Jan-03	0.120818	0.020923	0.587100	0.000852	0.574944	0.023386	0.008342
28-Feb-03	0.120809	0.020978	0.608400	0.000838	0.575937	0.023370	0.008467
31-Mar-03	0.120811	0.021066	0.604400	0.000797	0.566861	0.023343	0.008468
30-Apr-03	0.120817	0.021130	0.626600	0.000823	0.563190	0.023332	0.008412
30-May-03	0.120820	0.021240	0.652800	0.000829	0.577034	0.023952	0.008382
30-Jun-03	0.120809	0.021511	0.673600	0.000838	0.567859	0.023810	0.008347
31-Jul-03	0.120812	0.021672	0.648800	0.000847	0.568020	0.023821	0.008295
29-Aug-03	0.120815	0.021815	0.647400	0.000849	0.569963	0.024272	0.008553
30-Sep-03	0.120817	0.021853	0.680100	0.000869	0.578804	0.024981	0.008969
31-Oct-03	0.120823	0.022065	0.708600	0.000845	0.575374	0.025050	0.009096
28-Nov-03	0.120817	0.021848	0.724300	0.000832	0.580046	0.025056	0.009122
31-Dec-03	0.120821	0.021918	0.752000	0.000839	0.588408	0.025240	0.009327
30-Jan-04	0.120820	0.022092	0.764200	0.000852	0.590598	0.025478	0.009460
27-Feb-04	0.120818	0.022107	0.773800	0.000850	0.589275	0.025452	0.009165
31-Mar-04	0.120817	0.022936	0.766700	0.000872	0.597086	0.025452	0.009595
30-Apr-04	0.120815	0.022472	0.720700	0.000852	0.587061	0.024963	0.009048
31-May-04	0.120820	0.021995	0.715200	0.000862	0.589067	0.024661	0.009132
30-June-04	0.120823	0.021711	0.699300	0.000865	0.582174	0.024432	0.009194
30-July-04	0.120817	0.021519	0.702700	0.000855	0.581767	0.024201	0.008981
31-Aug-04	0.120824	0.021573	0.704100	0.000868	0.584624	0.024021	0.009160
30-Sep-04	0.120824	0.021763	0.727700	0.000868	0.593824	0.024155	0.009087
29-Oct-04	0.120823	0.022032	0.748400	0.000893	0.601070	0.024366	0.009451
30-Nov-04	0.120824	0.022404	0.772900	0.000954	0.610724	0.025368	0.009702
31-Dec-04	0.120824	0.023010	0.780300	0.000966	0.612858	0.025694	0.009744
31-Jan-05	0.120825	0.022873	0.775700	0.000975	0.610612	0.025940	0.009643
28-Feb-05	0.120824	0.022896	0.791700	0.000996	0.616561	0.026151	0.009557
07-Mar-05	0.120824	0.022870	0.792300	0.000995	0.615006	0.026076	0.009507

* The closing prices for March 2005 do not reflect the month end.

Source: Bloomberg/Reuters

Value of the Basket

While historical information on the value of the basket does not exist for dates prior to the initial valuation date, the following table sets forth the hypothetical month-end values of the basket for each month from January 2001 through February 2005, as compared to the hypothetical initial basket value set at 100 on March 7, 2005. The historical value of the basket compared to hypothetical initial basket value set at 100 on March 7, 2005 should not be taken as an indication of future performance, and any upward or downward trend is not an indication that the basket is more or less likely to increase or decrease in value during the term of the Notes.

	Monthly Closing Values
	2001	2002	2003	2004	2005
January	88.09	83.76	88.93	95.81	99.34
February	87.36	84.08	89.30	95.61	100.14
March	84.20	84.26	88.43	96.99	100.0(1)
April	84.69	85.16	89.13	94.42
May	85.29	87.15	90.46	94.12
June	84.75	88.09	90.82	93.45
July	84.71	87.73	90.55	92.86
August	86.65	87.94	91.22	93.27
September	85.10	86.80	93.24	94.07
October	84.71	87.08	93.63	95.70
November	85.33	87.28	93.74	98.40
December	83.93	88.28	94.94	99.40

(1) This is the hypothetical initial index level as set at 100 on March 7, 2005.

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity that is based in part on the basket performance, which may be positive or negative. The Notes are 95% principal protected and you will receive at least a minimum of $950 at maturity.

If the basket performance is positive or zero, you will receive, at maturity, a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. If the basket performance is less than zero but greater than -5%, you will receive a cash payment per $1,000 principal amount of your Notes between $950 and $1,000, calculated as follows: $1,000 times the basket performance plus $1,000. If the basket performance is equal to or less than -5%, you will receive a cash payment per $1,000 principal amount of your Notes of $950.

The “basket return” will be equal to the basket performance times the participation rate times $1,000. If the basket performance is zero, the basket return will equal zero. The basket performance equals the percentage change in the value of the basket (which may be positive or negative) between the initial valuation date and the final valuation date, which will be calculated as follows:

Final Basket Value – Initial Basket Value

Initial Basket Value

For specific information about how the initial basket value and final basket value are calculated, see “The Basket – Calculating the Value of the Basket” in this Pricing Supplement. The initial basket value will be set to 100 on the initial valuation date.

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the trading value of the Basket Currencies relative to the U.S. dollar will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of currency prices, economic, financial, and political events that affect the trading value of the Basket Currencies relative to the U.S. Dollar, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e. in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are 95% principal protected and you will receive at least a minimum of $950 at maturity.

If the basket performance is positive or zero, you will receive, at maturity, a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. If the basket performance is zero, the basket return will equal zero. If the basket performance is less than zero but greater than -5%, you will receive a cash payment per $1,000 principal amount of your Notes between $950 and $1,000, calculated as follows: $1,000 times the basket performance plus $1,000. If the basket performance is equal to or less than -5%, you will receive a cash payment per $1,000 principal amount of your Notes of $950.

The “basket return” will be equal to the basket performance times the participation rate times $1,000. If the basket performance is zero, the basket return will equal zero. The basket performance equals the percentage change in the value of the basket (which may be positive or negative) between the initial valuation date and the final valuation date, which will be calculated as follows:

Final Basket Value – Initial Basket Value

Initial Basket Value

For specific information about how the initial basket value and final basket value are calculated, see “The Basket – Calculating the Value of the Basket” in this pricing supplement. The initial basket value will be set to 100 on the initial valuation date.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Exchange Rate of each Basket Currency, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity. If any of the Reuters pages specified under “The Basket – Exchange Rates”, or the successor page thereto, is not available on the final valuation date, the calculation agent shall determine the applicable Exchange Rate for such date in a commercially reasonable manner. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to hedge our foreign currency exposure, including its foreign currency exposure under the Notes, by entering into foreign exchange and currency derivative transactions prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Basket Currencies or instruments based on the level of indices designed to track the performance of the Basket Currencies or other components of the currency market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital and shareholders’ funds and indebtedness and contingent liabilities as at December 31, 2004.

As at December 31, 2004
thousands
Share capital of Barclays Bank PLC
Authorised ordinary share capital – shares of £1 each	3,000,000
Authorised preference share capital – shares of U.S.$0.01 each	150,000
Authorised preference share capital – shares of €100 each	400
Authorised preference share capital – shares of £1 each(1)	1
Ordinary shares – issued and fully paid shares of £1 each	2,309,361
Preference shares – issued and fully paid shares of U.S.$0.01 each	—
Preference shares – issued and fully paid shares of €100 each	100
Preference shares – issued and fully paid shares of £1 each(1)	1
£ million

Group shareholders’ funds
Called up share capital	2,316
Share premium	6,531
Revaluation reserve	24
Profit and loss account	9,400
Total shareholders’ funds – equity and non-equity	18,271

Group indebtedness
Loan capital
Undated loan capital – non-convertible	6,149
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,113

Debt securities in issue	67,806
Total indebtedness	80,083
Total capitalisation and indebtedness	98,354

Group contingent liabilities
Acceptances and endorsements	303
Guarantees and assets pledged as collateral security	30,011
Other contingent liabilities	8,245

Notes:

(1)	On December 31, 2004, Barclays Bank PLC issued 1,000 Preference Shares of £1 each to Barclays PLC.

S UPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of United States federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Although the applicable United States Treasury regulations do not directly address notes such as your Note, your Note should be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is     % per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $            , or $     for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about April 7, 2005, which is the 5th business day following the expected date of this prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

$

BARCLAYS BANK PLC

95% PRINCIPAL PROTECTED NOTES DUE JULY 7, 2007

LINKED TO THE PERFORMANCE OF A BASKET OF ASIAN CURRENCIES

PRICING SUPPLEMENT

                    , 2005

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital